Exhibit 10.1

Sales contract
(English Translation)

Seller:	Henan Gengsheng Refractories Co., Ltd. (the "Seller")	Contract Number	1400903001

Buyer:	Zibo Zhanggang Iron & Steel Co., Ltd. (the "Buyer")	Signing Place	Zhanggang city

		Signing Date	April 26, 2009

1. Name of the products, specifications, units, quantities, prices, total values, and delivery deadline:

Project name	Unit Price	Period	Note
Non-refined Steel Embryo (including sliding gate)	RMB15.8/ton (inspected)	6 months	paid by tons
Non-refined Steel Embryo (not including sliding gate)	RMB15.3//ton (inspected)	6 months	paid by tons
Refined Steel Embryo (including sliding gate)	RMB 22.5/ton (inspected)	6 months	paid by tons
Refined Steel Embryo (not including sliding gate)	RMB22/ton (inspected)	6 months	paid by tons

2. Quality specification, technical standard, the Seller’s responsibilities regarding quantities and qualities, and the expired date shall be complied according to the technical instructions of full services to 100 tons steel and refractory materials agreed between the Seller and the Buyer.

3. Delivery locations and methods: the Seller shall be responsible for the delivery to the construction site the Buyer requests and the cost.

4. Inspection standards, instructions, and deadline to bring objection: based on technical instructions.

5. Quantities and qualities verification: based on technical instructions.

6. Settlement method and term: the Seller shall submit invoice at the values including 17%value added tax to the Buyer upon the completion of inspections of the delivery. The Buyer shall pay bank acceptance draft to the Seller.

7. Default: both parties shall be complied with the agreements of Contract Law.

8. Disputes settlement: Any disagreements shall be resolved through negotiation.

9. (1) This contract is full-service agreement. The Seller shall be responsible for presenting products quality certificates and verified technician qualification certificates and shall be responsible for providing work insurance for all the injuries and damages occurred during the contract terms. The Buyer has no obligation related to the above claims.

(2) The following attachment sand supplements are considered as parts of the Contract with the same legal validity including but not limited to 1) Technical Instructions; 2) Inspection Report; 3) Operations Report; 4) Supplements; and 5) others.

(3) The Seller shall not transfer or sub-contract this contract to any third parties without obtaining the consent from the Buyer. The Seller shall be responsible for all the loss resulting from such violations and the Buyer shall be eligible to terminate the contract.

(4) Except the reduction conditions specified in the technical instructions, the Buyer shall be eligible to deduct the loss compensations from the payments when any qualities problems occurred.

(5) The settlement amount (RMB) = monthly production of qualified steel embryo (tons) × contract price/per ton (RMB / per ton qualified steel embryo) ± compensation or fines. The Seller issues invoice including 17% tax for one time collection.

(6) Any outstanding issues shall be resolved through negotiations.

10. This contract will become effective after both parties sign and affix seals.

	Seller		Buyer
Company	Henan Gengsheng Refractory Co., Ltd.	Company	Zibo Zhanggang Iron & Steel Co., Ltd.
Address	No. 88, Gengsheng Avenue, Da Yugou Town, Gongyi City	Address	No. 9, Shihua Rd, Economic Development Zone, Hengtai County
Representative	Shunqing Zhang	Representative	Zhijie Wang